Exhibit 99.1

New Gold Reports Preliminary Fourth Quarter and Annual Results; Achieves Annual Production Guidance

Provides Notice of Release of Fourth Quarter Financial Results and Updated Mine Plans

TORONTO--(BUSINESS WIRE)--January 17, 2020--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports preliminary fourth quarter and annual results from the Rainy River and New Afton Mines, achieving annual production guidance. (All amounts are in US dollars unless otherwise indicated).

Consolidated Fourth Quarter and Annual Highlights

  Total production (excluding production from the Cerro San Pedro Mine) for the fourth quarter was 101,423 gold equivalent (gold eq.) ounces (66,856 ounces of gold, 140,475 ounces of silver and 18.3 million pounds of copper). For the year, production was 486,141 gold eq. ounces (322,557 ounces of gold, 596,452 ounces of silver and 79.4 million pounds of copper), achieving annual guidance of 465,000 to 520,000 gold eq. ounces.
  Total cash costs1,2 are expected to increase in the quarter and achieve the higher end of guidance of $740 to $820 per gold eq. ounce for the year.
  Sustaining capital increased significantly in the quarter, primarily related to accelerated capital spend at the Rainy River Mine and is expected to achieve the mid-range of guidance of $220 to $245 for the year.
  All-in-sustaining costs (“AISC”) are expected to be higher in the quarter due to increased sustaining capital spend at the Rainy River Mine and be slightly below annual guidance of $1,330 to $1,430 per gold eq. ounce for the year.
  As of the end of the quarter, the Company had available liquidity of approximately $335 million, including $83 million in cash and cash equivalents.
  On February 13, 2020, the Company will release: 1) fourth quarter and year-end financial results; 2) 2020 operational outlook; 3) updated Mineral Reserves and Resources; and 4) results of the updated Life of Mine plans for the Rainy River and New Afton Mines. An earnings conference call and webcast will begin at 12:00 pm Eastern Time to discuss the financial results that will be followed by a technical session to discuss the updated Life of Mine plans. (Details provided at the end of this news release).
  “Total cash costs” and “AISC per gold equivalent ounce” are calculated using gold equivalent ounces sold.
  Refer to the “Non-GAAP Financial Performance Measures section of this press release.
Consolidated Fourth Quarter and Annual Highlights
	Q4 19	FY 2019	2019 Guidance
Gold eq. production (ounces)[1,2]	101,423	486,141	465,000-520,000
Gold production (ounces)	66,856	322,557	300,000-335,000
Copper production (Mlbs)	18.3	79.4	75-85
Average realized gold price, per ounce[2]	1,366	1,337	-
Average realized copper price, per pound[2]	2.69	2.71	-
  Gold eq. ounces include silver and copper ounces produced converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. All copper is produced by the New Afton Mine. The ratio for Q4 2019 was calculated based on average spot market prices of $1,480 per gold ounce, $17.31 per silver ounce and $2.67 per copper pound. The ratio for 2019 Guidance was calculated based on spot price assumptions of $1,300 per gold ounce, $16.00 per silver ounce and $2.75 per copper pound.
  Refer to the “Non-GAAP Financial Performance Measures” section of this press release

“2019 was a pivotal year for New Gold as we began the journey to reposition the company for long-term success and sustainable shareholder value creation. We are encouraged by the progress we have made in 2019 as we delivered on all our key commitments, including stabilizing operations and completing substantially all deferred construction capital at the Rainy River Mine, advancing the development of the New Afton C-zone, improving our balance sheet and achieving annual production guidance,” stated Renaud Adams, CEO. “As we begin a new year, the management team remains committed to building on the successes achieved in 2019 while maintaining our focus on creating sustainable shareholder value. In the near term we will release updated life of mine plans for both Rainy River and New Afton, we will shift our efforts at Rainy River from stabilizing the operation to optimizing open pit mining productivity and unit cost performance, continue to advance C-zone development at New Afton, launch strategic drilling programs at both assets to extend mine life and continue to focus on improving our balance sheet.”

Rainy River Mine Highlights
Rainy River Mine	Q4 19	FY 2019	2019 Guidance
Gold eq. production (ounces)[1]	51,915	257,051	250,000-275,000
Gold eq. sold (ounces)	57,258	268,718	-
Gold production (ounces)	51,122	253,772	245,000-270,000
Gold sold (ounces)	56,390	265,359	-
Average realized gold price, per ounce	1,366	1,335	-
  Gold eq. ounces for Rainy River include silver ounces produced converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q4 2019 was calculated based on average spot market prices of $1,480 per gold ounce and $17.31 per silver ounce and includes 74,236 ounces of silver. The ratio for annual guidance was calculated at average spot prices of $1,300 per gold ounce, and $2.75 per pound copper.

Rainy River Operating KPI’s
Rainy River Mine	FY 2018	Q1 19	Q2 19	Q3 19	Q4 19	FY 2019	2019 Guidance
Tonnes mined per day (ore and waste)	108,392	111,679	114,544	111,078	136,124	118,404	-
Ore tonnes mined per day	33,687	15,739	21,368	18,220	19,485	18,712	~31,000
Operating waste tonnes per day	47,128	62,955	82,488	75,206	74,020	73,702	-
Capitalized waste tonnes per day	25,576	32,986	10,688	17,652	42,619	25,990	-
Total waste tonnes per day	74,705	95,941	93,176	92,858	116,639	99,692	-
Strip ratio (waste:ore)	2.22	6.10	4.36	5.10	5.99	5.33	~3.1:1
Tonnes milled per calendar day	17,934	19,725	21,117	24,500	22,521	21,980	22,000-24,000
Gold grade milled (g/t)	1.25	1.19	1.15	1.14	0.85	1.08	~1.10
Gold recovery (%)	86	90	93	91	91	91	90-92
Mill availability (%)	77	89	88	88	89	88	85-88
Gold production (oz)	227,284	61,557	66,013	75,080	51,122	253,772	245,000-270,000
Gold eq. production (oz)	230,349	62,278	66,765	76,092	51,915	257,051	250,000-275,000
  The mine reported gold eq. production of 51,915 ounces (51,122 ounces of gold and 67,808 ounces of silver) for the quarter and 257,051 gold eq. ounces (253,772 ounces of gold and 282,053 ounces of silver) for the year, achieving the lower end of annual guidance of 250,000 to 275,000 gold eq. ounces. Gold production during the quarter was impacted by lower throughput at the mill facility and the expected lower grade ore from Phase 2 as the ore from Phase 1 was mined out as planned.
  Total cash costs are expected to increase for the quarter and achieve the mid-range of annual guidance of $870 to $950 per gold eq. ounce for the year.
  As planned, sustaining capital and sustaining lease payments increased significantly in the quarter, primarily related to the completion of deferred capital construction projects, including the Stage 2 Tailings Management Area (TMA) dam construction, installation of wick drains for stabilization of the east waste dump, ongoing renovations of the camp facility and construction works for the rescoped maintenance and warehouse facilities. Sustaining capital is expected to achieve the higher end of reduced annual sustaining capital estimates of $175 to $190 million (from $210-$230 million).
  As a result of increased sustaining capital spend in the quarter to complete substantially all deferred construction costs, AISC are expected to increase significantly for the quarter, but be slightly below annual guidance estimates of $1,690 and $1,790 per gold eq. ounce for the year due to lower than planned capital spend.
  Growth capital for the year is expected to be higher than annual guidance of approximately $3 million, primarily related to the purchase of underground infrastructure.
  During the quarter, approximately 1.8 million ore tonnes and 10.7 million waste tonnes (including 3.9 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 5.99:1 as Phase 2 waste stripping continued to be prioritized during the quarter. Earlier in the year, the decision was made to prioritize waste stripping in order to prepare ore faces in anticipation of the updated life of mine plan. Additionally, 0.8 million tonnes of out-pit material were mined during the quarter for use in planned dam raises. Total tonnes mined per day for the quarter averaged 136,124 tonnes per day, an increase of more than 20% over the prior three quarters.
  Mill throughput for the quarter averaged 22,521 tonnes per day. As previously disclosed, due to an extended period of heavy rainfall in the area, the mill operated at lower capacity in October in order to manage water levels in the TMA. Once the Stage 2 TMA dam construction was completed in late October, which provided approximately 7 to 8 million cubic meters of additional TMA capacity, mill throughput increased to average 24,858 tonnes per day for November and December, exceeding the target range of 24,000 tonnes per day (original design was 21,000 tonnes per day).
  Mill availability for the quarter averaged 89%, achieving target levels with all major mill upgrades substantially completed. As the mill has demonstrated consistent operations at target levels, there remains potential for further increases in mill throughput in the coming quarters as mill availability improves and the pebble crusher is commissioned.
  Gold recovery averaged 91% for the quarter, in line with plan. During the quarter, the Company continued to advance a comprehensive mine optimization study that includes a review of alternative open pit and underground mining scenarios with the overall objective of improving the return on investment over the life of the mine. The results of the study are scheduled for release on February 13, 2020.
  As operational performance has improved over the past five quarters, the focus is now shifting from stabilizing operations to optimizing operational and cost performance. To support this initiative, the Company has engaged an external consultant to support improved overall equipment efficiencies with the objective of optimizing open pit mining productivity and unit cost performance.
  Exploration activities continued in the fourth quarter with the completion of the soil geochemical survey and the geological mapping in the northeastern portion of the broader Rainy River land package. Data interpretation is underway to identify drill-ready targets for follow-up reconnaissance drilling campaign planned for the first half of 2020.

New Afton Mine Operational Highlights
New Afton Mine	Q4 19	FY 2019	2019 Guidance
Gold eq. production (ounces) [1]	49,507	229,091	215,000 - 245,000
Gold eq. sold (ounces)	47,188	219,447	-
Gold production (ounces)	15,734	68,785	55,000 - 65,000
Gold sold (ounces)	15,301	65,694	-
Copper production (Mlbs)	18.	79.4	75 - 85
Copper sold (Mlbs)	17.3	76.4	-
Average realized gold price, per ounce	1,365	1,348	-
Average realized copper price, per pound	2.68	2.71	-
  Gold eq. ounces for New Afton includes silver ounces and copper pounds produced converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q4 2019 was calculated based on average spot market prices of $1,480 per gold ounce, $17.31 per silver ounce and $2.67 per copper pound and includes 65,368 ounces of silver. The ratio for annual guidance was calculated at average spot prices of $1,300 per gold ounce, and $2.75 per pound copper.

New Afton Operating KPI’s
New Afton Mine	FY 2018	Q1 19	Q2 19	Q3 19	Q4 19	FY 2019	2019 Guidance
Tonnes mined per day (ore and waste)	16,156	15,824	16,357	15,773	14,539	15,620	16,000 – 17,000
Tonnes milled per calendar day	14,668	14,759	14,992	15,572	15,861	15,300	14,000 – 15,000
Gold grade milled (g/t)	0.53	0.50	0.53	0.43	0.42	0.47	~0.45
Gold recovery (%)	85	83	83	80	79	82	76 - 80%
Gold production (oz)	77,329	17,841	19,203	16,007	15,734	68,785	55,000 – 65,000
Copper grade milled (%)	0.87	0.80	0.86	0.76	0.70	0.78	~0.86
Copper recovery (%)	83	83	83	84	81	83	80 – 85%
Copper production (Mlbs)	85.1	19.5	21.6	20.1	18.3	79.4	75 – 85
Gold eq. production (oz)	279,755	60,986	65,791	52,807	49,507	229,091	215,000 – 245,000

  The mine produced 49,507 gold eq. ounces for the quarter (15,734 ounces of gold, and 18.3 million pounds of copper) and 229,091 ounces (68,785 ounces of gold, and 79.4 million pounds of copper) for the year, achieving production guidance of 215,000 to 245,000 gold eq. ounces. Production in the quarter was impacted by unscheduled belt repairs that resulted in mill feed being supplemented by the intermediate grade stockpile. Gold eq. production was impacted by the lower realized copper price.
  Total cash costs are expected to increase for the quarter and be slightly above guidance of $600 to $640 per gold eq. ounce for the year, primarily due to the lower gold eq. ounces related to the lower copper price.
  Sustaining capital and sustaining lease payments remained consistent in the quarter and is expected to be below annual guidance of $45 to $55 million for the year, primarily due to improved cost efficiencies realized on development meters, as well as the impact of working capital as payments for capital projects incurred later in the fourth quarter are expected in the first quarter of 2020. Sustaining capital was primarily related to B3 mine development and a tailings dam raise.
  AISC are expected to increase for the quarter and achieve the low end of annual guidance of $810 to $890 per gold eq. ounce.
  Growth capital increased for the quarter, primarily related to C-zone development but is expected to be below annual guidance of $40 to $45 million for the year due to realized cost efficiencies in development metres, as well as the impact on working capital as payments for capital projects incurred later in the fourth quarter are expected in the first quarter of 2020.
  The supergene recovery circuit is complete and operating at target recoveries and utilization.
  Efforts during the quarter continued to focus on de-risking the execution of the C-zone project, primarily focusing on the finalization of the tailings disposal plan and advancing permitting efforts. Sub-level cave (SLC) definition, mining operability and sequencing will continue to be further defined for potential incorporation of the SLC zone into the mine plan. During the quarter, exploration-heading development towards the C-zone advanced by approximately 1,135 metres. The results of the updated life of mine plan are scheduled for release on February 13, 2020.
  The New Afton delineation and exploration programs completed in 2019 include three key initiatives: 1) underground drilling to delineate and expand mineral resources within and beneath the SLC zone, located to the east of the planned B3 block cave; 2) underground exploration drilling of the D-zone target to test the potential for additional mineral resources down plunge of the C-zone block cave mineral reserve; and 3) surface geophysical and geochemical surveys along the prospective Cherry Creek trend located within three kilometres of the New Afton mill (See May 29, 2019 press release). The regional exploration program advanced during the quarter with the definition of high priority drill targets within the Cherry Creek trend area. First-pass exploration drilling program has been finalized and is currently scheduled to start during the first quarter 2020 upon permit issuance.

Fourth Quarter Conference Call and Webcast and Technical Session Webcast

On February 13, 2020, the Company will release: 1) fourth quarter and year-end financial results; 2) 2020 operational outlook; 3) updated Mineral Reserves and Resources; and 4) updated Life of Mine plans for the Rainy River and New Afton Mines.

An earnings conference call and webcast will begin at 12:00 pm Eastern Time to discuss the financial results followed by a technical session webcast to discuss the updated life of mine plans. Details are provided below:

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://onlinexperiences.com/Launch/QReg/ShowUUID=CEE17A95-4B57-414E-90A0-E7B1596C1592
  Participants may also listen to the conference call by calling toll free 1-866-211-3198, or 1-647-689-6603 outside of the U.S. and Canada.
  A recorded playback of the conference call will be available until by calling toll free 1-800-585-8367, or 1-416-621-4642 outside of the U.S. and Canada, passcode 2441039. An archived webcast will also be available until March 13, 2020 at www.newgold.com.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to:
the timing of the Company’s release of fourth quarter and year-end financial results, 2020 operational outlook, updated mineral resources and reserves and results of the updated Life of Mine plans for the Rainy River and New Afton Mines, the Company shifting focus from stabilizing the operation to optimizing open pit mining productivity and unit cost performance, and the Company continuing to advance C-zone development and launching strategic drilling programs at both mines to extend mine life.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine, Rainy River Mine and Blackwater project being consistent with New Gold’s current expectations; and (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Non-GAAP Financial Performance Measures

All-in sustaining costs (AISC) per gold eq. ounce, total cash costs per gold ounce and per gold eq. ounce, sustaining capital, sustaining lease, growth capital, adjusted net earnings/(loss), operating cash flows generated from operations, before changes in non-cash operating working capital and average realized price and are non-GAAP financial measures that do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. In addition, certain non-GAAP measures are utilized, along with other measures, in the Company scorecard to set incentive compensation goals and assess performance of its executives. The MD&A for the period covered by this press release will contain a clear quantitative reconciliation from the non-GAAP measure to the most directly comparable measure in IFRS. For reference, please see the quantitative reconciliations of non-GAAP measures to the most directly comparable measures in IFRS contained in the Company’s MD&A for the three and nine months ended September 30, 2019 available on the Company’s profile on SEDAR at www.sedar.com.

All-In Sustaining Costs per Gold eq. Ounce

"All-in sustaining costs per gold eq. ounce” is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the ounces of gold eq. sold to arrive at a per ounce figure.

Unless otherwise indicated, all AISC information in this news release is on a gold eq. ounce basis. In addition to gold the Company produces copper and silver. Gold eq. ounces of copper and silver produced or sold in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Gold eq. ounces produced or sold in a period longer than one quarter are calculated by adding the number of gold eq. ounces in each quarter of that period. Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business.

New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the Company in assessing the Company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Sustaining and Growth Capital

"Sustaining capital" is a non-GAAP financial measure as well as “sustaining lease” and “growth capital”. New Gold defines sustaining capital as net capital expenditures that are intended to maintain operation of its gold producing assets. A sustaining lease is similarly a capital lease payment that is sustaining in nature. New Gold terms non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining or growth capital. Management uses sustaining capital and other sustaining costs, to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. Sustaining capital, sustaining lease and growth capital are intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Cash Costs

"Total cash costs per ounce” and total cash costs per gold eq. ounce are non-GAAP financial measures which are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs per gold ounce are net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. Total cash costs per gold eq. ounce are divided by gold eq. ounces sold to arrive at a per ounce figure.

Unless otherwise indicated, all total cash cost information in this news release is on a gold eq. ounce basis. Gold eq. ounces of copper and silver produced in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced during that quarter. Gold eq. ounces produced in a period longer than one quarter are calculated by adding the number of gold eq. ounces in each quarter of that period. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP.

Technical Information

The scientific and technical information contained herein has been reviewed and approved by Eric Vinet, Vice President of New Gold. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of NI 43-101.

Contacts

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com